NYSE Arca, Inc. (Exchange) Rule 5.5(h) requires that a company listed pursuant to Tier II standards must maintain total net tangible assets of at least $500,000 or net worth of at least $2,000,000, as those terms are defined in NYSE Arca, Inc. Rule 5.1(b). On August 23, 2006,
ZAP was notified of its failure to meet these standards.  The
Company submitted a business plan to address the non-compliance.
After consideration and review of these materials, NYSE Regulation decided not to accept the business plan and to proceed with suspension of trading.

On October 31, 2006, the Exchange determined that the Common Stock of ZAP should be suspended from trading prior to the opening on November 8, 2006, and directed the preparation and filing with the Commission of this application for the removal of the Common Shares from listing and registration on the Exchange. Pursuant to the above authorization, a press release was issued on October 31, 2006 and was posted to the NYSE Group website. Trading in the Common Shares on the Exchange was suspended before the opening on the trading session on November 8, 2006.

The Company had a right to appeal to a Committee of the Board of Directors the determination to delist its Common Shares, provided that it File a written request for such a review with the Secretary of the Exchange within five business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 8, 2006.